SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Independent Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

45384B 106
(CUSIP Number)

LEP Carlile Holdings, LLC
650 Madison Avenue, 21st Floor
New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
LEP Carlile Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,096,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,096,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,096,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

* Calculation based on 28,345,755 shares of Common Stock outstanding as of February 26, 2018, as disclosed by the Issuer in the Form 10-K (File No. 001-35854) filed with the Commission on February 27, 2018.

1	NAME OF REPORTING PERSONS
Lee Equity Partners Realization Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,096,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,096,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,096,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*

14	TYPE OF REPORTING PERSON
PN

* Calculation based on 28,345,755 shares of Common Stock outstanding as of February 26, 2018, as disclosed by the Issuer in the Form 10-K (File No. 001-35854) filed with the Commission on February 27, 2018.

1	NAME OF REPORTING PERSONS
Lee Equity Strategic Partners Realization Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,096,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,096,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,096,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*

14	TYPE OF REPORTING PERSON
PN

* Calculation based on 28,345,755 shares of Common Stock outstanding as of February 26, 2018, as disclosed by the Issuer in the Form 10-K (File No. 001-35854) filed with the Commission on February 27, 2018.

1	NAME OF REPORTING PERSONS
Thomas H. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,096,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,096,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,096,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*

14	TYPE OF REPORTING PERSON
IN

* Calculation based on 28,345,755 shares of Common Stock outstanding as of February 26, 2018, as disclosed by the Issuer in the Form 10-K (File No. 001-35854) filed with the Commission on February 27, 2018.

1	NAME OF REPORTING PERSONS
LEP Carlile Co-Investor Group I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,096,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,096,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,096,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

* Calculation based on 28,345,755 shares of Common Stock outstanding as of February 26, 2018, as disclosed by the Issuer in the Form 10-K (File No. 001-35854) filed with the Commission on February 27, 2018.

This Amendment No. 2 (“Amendment No. 2”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 11, 2017 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed on December 7, 2017 (“Amendment No. 1” and together with the Original Schedule 13D, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The purpose of this Amendment No. 2 is to reflect that on March 8, 2018, LEP Carlile Holdings, LLC sold 450,000 shares of Common Stock pursuant to Rule 144 in standard broker-dealer transactions (collectively, the “Sales”).

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) are supplemented as follows:

(a) and (b)

The responses set forth on rows 7 through 13 of the covers pages of this Statement are incorporated herein by reference.

(c)

Except as set forth in this Amendment No. 2, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 of the Schedule 13D has engaged in any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

(e)

As of March 8, 2018, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEP CARLILE HOLDINGS, LLC

By:	/s/ Joseph B. Rotberg	03/09/2018
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

LEE EQUITY PARTNERS REALIZATION FUND, L.P.
By: Lee Equity Partners Realization Fund GP, LLC, its general partner

By:	/s/ Joseph B. Rotberg	03/09/2018
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

LEE EQUITY STRATEGIC PARTNERS REALIZATION FUND, L.P.
By: Lee Equity Partners Realization Fund GP, LLC, its general partner

By:	/s/ Joseph B. Rotberg	03/09/2018
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

THOMAS H. LEE

By:	/s/ Joseph B. Rotberg	03/09/2018
Attorney-in-Fact		Date

LEP CARLILE CO-INVESTOR GROUP I, LLC

By:	/s/ Joseph B. Rotberg	03/09/2018
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer